Exhibit 4.2.1

ADDENDUM NO. 1 TO

WARRANT FOR THE PURCHASE OF

COMMON STOCK

December 28, 2021

This Addendum modifies the terms of the Warrant granted by Corphousing, LLC, a Delaware limited liability company (“Company”), to THA Family II Limited Liability Company. Notwithstanding anything to the contrary, and giving effect any reverse stock split affected by the Company, the Warrant shall be exercisable up to 250,000 shares of the Company’s common stock. Further, notwithstanding anything to the contrary, the Warrant shall be issuable and become exercisable only upon successful completion of an initial public offering (“IPO”). If no IPO is completed, the Warrant shall not be issued or deemed exercisable in any regard or manner.

CORPHOUSING LLC

By:	/s/ Shanoop Kothari, CFO
Title:	CFO

THA FAMILY II LIMITED LIABILITY COMPANY

By:	/s/ Andrea Ferdinand
Title:	Manager

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